                                                                                                October 18, 2013

VIA EDGAR

United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C.  20549

Attention:  William H. Thompson, Accounting Branch Chief

Re:	Soupman, Inc.
Form 10-K for Fiscal Year Ended August 31, 2012
Filed December 14, 2012
Response dated September 6, 2013
File No. 0-53943

Dear Mr. Thompson:

Thank you for your October 4, 2013 letter regarding Soupman, Inc. (“Soupman”).  Enclosed for your review, we hereby submit a letter responding to your comments.  For your convenience, we have set forth below the staff’s numbered comments in their entirety followed by our responses thereto.

Item 8. Financial Statements and Supplemental Data, page 19

General

1. We understand from your response to comment 1 in our letter dated August 15, 2013 that you intend to file your 2013 annual report by the end of October 2013. Since the filing of that report is not imminent, please file an amendment to your annual report for fiscal year ended August 31, 2012 as soon as practicable.

We are currently working on completing an amendment to our Annual Report for the year ended August 31, 2012 which will include the revisions previously proposed by us in response to the staff’s comments.  We expect to file the amendment as soon as we receive the consent of our previous auditors, who were responsible for the 2012 audit. In addition, we will ensure that the revisions in this amendment are also properly reflected in our Annual Report for the year ended August 31, 2013, as applicable.

2. In your response to comments 2, 6, 8 and 9 in our letter dated August 15, 2013 you confirmed that in future annual and quarterly filings you would: (i) disclose an estimate of the possible loss or range of loss in excess of amounts accrued in relation to the GSM litigation claim or if you are unable to estimate the possible loss or range of loss you would provide a statement that such an estimate cannot be made; (ii) describe the nature of reclassifications to prior year or period amounts; (iii) disclose that your disclosure controls and procedures are effective at the reasonable assurance level; and (iv) describe in more detail any changes in internal controls which remediated the material internal control weaknesses regarding segregation of duties and insufficient controls over the accuracy, completeness and authorization of transactions disclosed in your fiscal 2012 10-K. However, it appears that the above revisions are not reflected in Amendment No. 1 to Form 10-Q for fiscal quarter ended May 31, 2013 filed September 6, 2013. Please confirm to us that the above revisions will be included in future filings. Also, please show us the proposed revisions to your disclosures to be included in future filings.

We confirm that the above noted revisions (ii), (iii), and (iv) will be included in all future filings, beginning with our Annual Report on Form 10-K for the year ended August 31, 2013.  Please note that on September 6, 2013 we filed Amendment No. 1 to Form 10-Q for the fiscal quarter ended May 31, 2013 to correct paragraph (1) of Exhibits 32.1 and 32.2 to refer to the quarter ended May 31, 2013 and not February 28, 2013. We did not make any other changes in that filing because we wanted to be sure that all issues and matters brought to our attention by the staff’s comments were addressed to the staff’s satisfaction.

Regarding (i) above, in our previous response we confirmed that we would disclose an estimate of the possible loss or range of loss in excess of amounts accrued, or if we are unable to estimate the possible loss or range of loss provide a statement that such an estimate cannot be made in the financial statements included in our future annual and quarterly reports. However, since this time, we have re-reviewed the guidance provided in ASC 450-20, specifically 450-20-50-3, which states that disclosure of a contingency shall be made if there is at least a reasonable possibility that a loss or an additional loss may have been incurred and either  (a) an accrual is not made for a loss contingency because any of the conditions in paragraph 450-20-25-2 are not met or (b) an exposure to loss exists in excess of the amount accrued pursuant to the provisions of paragraph 450-20-30-1. We do not believe that it is reasonably possible that a loss or additional losses will occur, and therefore have made no disclosure relating to the GSM lawsuit.

Our proposed revisions to (ii), (iii) and (iv) are as follows:

re: comment (ii):

(ii) describe the nature of reclassifications to prior year or period amounts;

The Company reclassified certain prior period amounts to conform to the current period presentation. These reclassifications had no effect on the financial position, results of operations or cash flows for the periods presented. Specifically, the Company reclassified $251,716 of accrued interest related to notes payable from “Debt-net” to “Accounts payable and accrued liabilities” on the Company’s Balance Sheet.

re: comment (iii):

(iii) disclose that your disclosure controls and procedures are effective at the reasonable assurance level;

Item 4.      Controls and Procedures.

Disclosure Controls and Procedures

The Company has adopted and maintains disclosure controls and procedures that are designed to provide reasonable assurance that information required to be disclosed in the reports filed under the Exchange Act, such as this Form 10-K, is collected, recorded, processed, summarized and reported within the time periods specified in the rules of the Securities and Exchange Commission. The Company’s disclosure controls and procedures are also designed to ensure that such information is accumulated and communicated to management to allow timely decisions regarding required disclosure. As required under Exchange Act Rule 13a-15, the Company’s management, including the Principal Executive Officer (CEO) and Principal Financial Officer (CFO), have conducted an evaluation of the effectiveness of disclosure controls and procedures as of the end of the period covered by this report. Based upon that evaluation, the Company’s CEO and CFO concluded that the Company’s disclosure controls and procedures are effective to provide reasonable assurance that information required to be disclosed by the Company in the reports that the Company files or submits under the Exchange Act, is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to the Company’s management, including the Company’s CEO and CFO, as appropriate, to allow timely decisions regarding required disclosure.

re: comment (iv):

(iv) describe in more detail any changes in internal controls which remediated the material internal control weaknesses regarding segregation of duties and insufficient controls over the accuracy, completeness and authorization of transactions disclosed in your fiscal 2012 10-K.

During the quarter ended November 30, 2012, our internal control over financial reporting went from ineffective to effective through the retention of outside consultants with technical accounting expertise which allowed us to further segregate the duties of the Chief Executive Officer and Chief Financial Officer.  We have continued the development and documentation of internal controls and procedures surrounding the financial reporting process, primarily through the use of account reconciliation and supervision. We have devised various procedures for accounting and financial reporting with respect to the requirements and application of US GAAP and SEC disclosure requirements. Otherwise, there has been no change in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) that occurred during our fiscal quarter ended ______________.

Item 11. Executive Compensation, page 46

3. We note your response to comment 4 in our letter dated August 15, 2013. Please confirm you will also file any other material executive employment agreements in effect as of the date you file your Form 10-K for the year ended August 31, 2013.

We confirm that will file any other material executive employment agreements in effect as of the date we file our Annual Report on Form 10-K for the year ended August 31, 2013.

Item 13. Certain Relationships and Related Transactions, and Director Independence, page 47

4. We note your response to comment 5 in our letter dated August 15, 2013 and we reissue the comment in part. Please provide us with proposed disclosure providing the information required by Item 404(a)(5) of Regulation S-K, including:

☐ the largest aggregate amount of principal outstanding during the period for which disclosure is provided;

☐ the amount thereof outstanding as of the latest practicable date;

☐ the amount of principal paid during the periods for which disclosure is provided;

☐ the amount of interest paid during the period for which disclosure is provided, and the rate or amount of interest payable on the indebtedness.

The following proposed disclosure is taken from information provided in Note 6 to the financial statements.

The Company advanced funds to two related-party franchises to complete renovations and to help with operating expenses. On November 1, 2011, the Company executed a 7% note receivable with franchisee #1 (Daniel Rubano a member of the Board of Directors and Senior VP of Franchise Development) for $255,859, which matures on October 31, 2018. On the same date the Company executed another 7% note receivable with franchisee #2 (who is neither an officer, director nor principal shareholder of the Company, but is a relative of an executive officer of one of the Company’s subsidiaries) for $229,893.   Under the terms of both notes, no principal payments are due until November 1, 2012. Total interest paid for these notes for the year ended August 31, 2012 was $35,269.

At August 31, 2012 the Company recorded a $555,856 reserve against all its franchise receivables ($485,722 of which was against its related-party receivables) due to the uncertainty of future collections based on the poor performance and poor cash flows generated at these franchise locations; however, the Company still plan on pursuing collections of this amount.

We acknowledge that the adequacy and accuracy of the disclosure in our filings is our responsibility.  We acknowledge that the staff comments or changes to disclosure do not foreclose the Commission from taking any action with respect to the filings.  We acknowledge that the company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

We respectfully request an opportunity to discuss this response letter further with the Staff if, following a review of this information, the Staff does not concur with our views. If you have further questions or comments, or if you require additional information, please do not hesitate to contact the undersigned by telephone at (212) 768-7687.

Sincerely,

Robert Bertrand
President & Chief Financial Officer
Soupman, Inc.